QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
EARNINGS:
Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle	$44,525	$51,431	$47,604	$65,045	$77,899	$36,120	$49,210
Loss on debt extinguishment	—	—	—	6,540	3,282	2,112	—
Equity in Earnings of Affiliates, Net of Distributions	(576)	(1,072)	(154)	(5)	(3,164)	375	(343)
Fixed Charges	11,657	14,128	13,310	16,171	31,232	14,278	19,907

	$55,606	$64,487	$60,760	$87,751	$109,249	$52,885	$68,774

FIXED CHARGES:
Interest Expense	$11,304	$13,390	$12,283	$14,783	$28,110	$12,930	$17,518
Rental Interest Factor	353	738	1,027	1,388	3,122	1,348	2,389

	$11,657	$14,128	$13,310	$16,171	$31,232	$14,278	$19,907

RATIO: EARNINGS/FIXED CHARGES	4.77	4.56	4.56	5.43	3.50	3.70	3.45

QuickLinks

  EXHIBIT 12.1
  STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES